                                                           EXHIBIT 12(a)

                           BANK OF BOSTON CORPORATION
        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Excluding Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the five years ended
December 31, 1996 were as follows:



                                                  Years Ended December 31,
                                    ------------------------------------------------
(Dollars in millions)
                                        1996       1995      1994      1993      1992
                                       -----      -----     -----     -----      ----
Net income                            $  650     $  678    $  542    $  367      $338
Extraordinary items, net
 of tax                                                          7                (73)
Cumulative effect of
 changes
  in accounting principles,
  net of tax                                                            (24)
Income tax expense                       483        529       422       262       190
                                      ------     ------    ------    ------       ---
     Pretax earnings                   1,133      1,207       971       605       455
                                       -----      -----     -----     -----       ---

Fixed charges:
     Portion of rental
      expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                      40         38        35        36        37

Interest on borrowed funds               873      1,079     1,038       384       352
                                       -----      -----     -----     -----      ----

          Total fixed                    913      1,117     1,073       420       389
           charges                     -----      -----     -----     -----      ----


Earnings (for ratio calculation)      $2,046     $2,324    $2,044    $1,025      $844
                                      ======     ======    ======    ======      ====


Total fixed charges                   $  913     $1,117    $1,073    $  420      $389
                                      ======     ======    ======    ======      ====

Ratio of earnings to fixed
   charges                              2.24       2.08      1.90      2.44      2.17
                                      ======     ======    ======    ======      ====


For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (before extraordinary items and cumulative effect of changes in accounting principles) plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.